U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1.   Name and Address of Reporting Person

       Eagle Research Corporation

2.   Date of Event Requiring Statement (Month/Day/Year)

       March 23, 1998

3.   IRS or Social Security Number of Reporting Person

4.   Issuer Name and Ticker or Trading Symbol

     MARCUM NATURAL GAS SERVICE, INC. (MGAS)

5.   Relationship of Reporting Person to Issuer (check all applicable)
     (  ) Director
     (  ) Officer (give title below)
     (x ) 10% Owner
     (  ) Other (specify below)

6.   If Amendment Date of Original (Month/Year)

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (x ) Form filed by One Reporting Person
     (  ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security      2. Amount of Securities   3. Ownership Form    4. Nature of Indirect
                             Beneficially Owned        Direct (D) or        Beneficial Ownership
                                                       Indirect (I)
------------------------------------------------------------------------------------------------

Common Stock              1,758,242(1)               D





/TABLE

TABLE II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of      2. Date Exercisable &    3. Title & Amount  4. Conversion or   5. Ownership Form   6. Nature of
   Derivative       Expiration Date          of Securities      Exercise Price     of Derivative       Indirect
   Security         Date   |Expiration       Underlying Deriv-  of Derivative      Security: Direct   Beneficial
                    Exer-  |  Date           ative Securities     Security         (I) or Direct (D)   Ownership
                    cisable|                 Title |Amt. or #
                                                   |of Shares
----------------------------------------------------------------------------------------------------------------
Convertible                                 Common
Note (1)         (1)        (1)             Stock    843,956      n/a              D





Explanation of Responses:
(1) 1,758,242 shares of Common Stock were deemed received by Reporting Person on March 23, 1998 under an Asset Purchase Agreement. Reporting Person has the right to acquire an additional 843,956 shares of Common Stock pursuant to a Convertible Note which conversion option is exercisable on the date of closing under the Asset Purchase Agreement (approximately 4/22/98). Such shares are beneficially owned by Eagle under Rule 13d-3 because Eagle has the right to acquire such shares within 60 days after March 23,1998.


Signature of Reporting Person

EAGLE RESEARCH CORPORATION


By: /s/ Andrew Watson
   ------------------------


Date:  April 1, 1998